UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 000-51138

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.

Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea at 10:00 a.m. on March 26, 2014.

The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:

•                  Agendum 1: the shareholders approved the Company’s non-consolidated and consolidated financial statements as of and for the years ended December 31, 2013 and 2012 prepared in accordance with Accounting Standards for Non-Public Entities in Korea, or KAS-NPE, and audited in accordance with Generally Accepted Auditing Standards in Korea, or K-GAAS.

•                  Agendum 2: the shareholders approved the reappointment of seven directors, Messrs. Hyun Chul Park, Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo (who are independent directors).

•                  Agendum 3: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2014.

Furthermore, the Company’s 2013 Annual Business Report was presented to the shareholders at the AGM.

The Company’s Board of Directors, consisting of the seven reelected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park was reappointed as Chief Executive Officer and Mr. Yoshinori Kitamura was reappointed as Chairman of the Board of Directors.

Messrs. Jong Gyu Hwang, Doo Hyun Ryu and Jung Yoo were reappointed as Audit Committee members at the Board Meeting.

The Company expects to file the Company’s non-consolidated and consolidated financial statements, including the notes thereto, which are prepared in the Korean language prepared in accordance with KAS-NPE and audited in accordance with K-GAAS as of and for the years ended December 31, 2013 and 2012 (“2013/2012 KAS-NPE non-consolidated and consolidated financial statements”) with the Financial Supervisory Service of Korea on April 3, 2014. The condensed English translation version of the 2013/2012 KAS-NPE non-consolidated and consolidated financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: March 26, 2014

Exhibit Index

Exhibit No.	Description

99. 1	Gravity Reports Non-consolidated Financial Results for 2013

99. 2	Gravity Reports Consolidated Financial Results for 2013

99. 3	2013 Annual Business Report

Exhibit 99.1

GRAVITY REPORTS NON-CONSOLIDATED FINANCIAL RESULTS FOR 2013

Seoul, South Korea, March 26, 2014 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’“ or the “Company’“), an online game developer and publisher based in South Korea, announces its non-consolidated financial results for the fiscal year ended December 31, 2013, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2013 were KRW 26,257 million (US$ 24,882 thousand), representing a 34.5% decrease from KRW 40,105 million for 2012.

Royalties and licensing fees revenue for 2013 was KRW 22,060 million (US$ 20,905 thousand), representing a 27.6% decrease from KRW 30,486 million for 2012. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen. Such decrease was partially offset by the revenues from Ragnarok Online II, which was launched in Singapore, Malaysia, the United States, Canada, Indonesia, Thailand and 53 other countries and markets during 2013, and the revenues from Ragnarok Online in China where the game was relaunched in February 2013.

Subscription revenue decreased by 55.0% to KRW 2,446 million (US$ 2,318 thousand) in 2013 from KRW 5,438 million in 2012. The decrease resulted mainly from the significant decrease in revenues from Finding Neverland Online, which the Company ceased offering in July 2013.

Mobile game revenue for 2013 was KRW 544 million (US$ 516 thousand), representing a 64.0% decrease from KRW 1,512 million for 2012.

Character merchandising and other revenue was KRW 1,207 million (US$ 1,143 thousand) in 2013, representing a 54.8% decrease from KRW 2,669 million in 2012. The decrease was mostly attributable to decreased revenues from Ragnarok Odyssey, a PS Vita game, which was released in 2012.

Cost of revenues was KRW 20,047 million (US$ 18,997 thousand) in 2013, representing a 1.3% decrease from KRW 20,304 million in 2012. The decrease in cost of revenues was mainly attributable to decreased outsourcing fees related to game development.

As a result of the foregoing factors, gross profit for 2013 was KRW 6,210 million (US$ 5,885 thousand), representing a 68.6% decrease from KRW 19,801 million for 2012. The gross profit ratio decreased to 23.7% in 2013 from 49.4% in 2012.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 27.7% to KRW 14,163 million (US$ 13,421 thousand) in 2013 compared with KRW 19,601 million in 2012. This decrease in SG&A was mostly attributable to decrease in advertising expenses mainly due to decreased marketing expenses for Ragnarok Online, and for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II, which did not occur in 2013.

Based on the foregoing factors, the Company recorded an operating loss of KRW 7,953 million (US$ 7,536 thousand) in 2013, compared to an operating income of KRW 200 million in 2012.

Non-operating Income and Non-operating Expenses

Non-operating income for 2013 was KRW 2,243 million (US$ 2,126 thousand) compared with KRW 4,494 million in 2012 representing a 50.1% decrease, which was primarily due to gain on valuation of equity-method investment in 2012, which did not occur in 2013.

Non-operating expenses for 2013 were KRW 6,466 million (US$ 6,127 thousand), a 57.4% decrease from KRW 15,171 million in 2012, which was due primarily to decreased impairment loss on equity method investments related to Gravity Games Corporation and loss on valuation of equity-method investment.

Loss before income tax for 2013 was KRW 12,176 million (US$ 11,537 thousand), compared with loss before income tax of KRW 10,477 million in 2012.

Gravity recorded a net loss of KRW 17,955 million (US$ 17,015 thousand) in 2013 compared with a net loss of KRW 14,298 million in 2012.

The balance of cash and cash equivalents and short-term financial instruments was KRW 41,402 million (US$ 39,234 thousand) as of December 31, 2013.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York.

Exhibit 99.2

GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2013

Seoul, South Korea, March 26, 2014 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity’“ or the “Company’“), an online game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2013, prepared in accordance with Accounting Standards for Non-Public Entities in Korea. The consolidated subsidiary as of December 31, 2012 and as of December 2013 is NeoCyon, Inc., or Neo Cyon. The other subsidiaries of the Company are not subject to consolidation under Enforcement Decree of the Act on External Audit of Stock Companies of Korea and are accounted for as equity method investments. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues

Revenues for 2013 were KRW 42,438 million (US$ 40,216 thousand), representing an 18.3% decrease from KRW 51,951 million for 2012.

Royalties and licensing fees revenue for 2013 was KRW 22,224 million (US$ 21,060 thousand), representing a 28.8% decrease from KRW 31,211 million for 2012. This decrease primarily resulted from decreased revenues from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen. Such decrease was partially offset by the revenues from Ragnarok Online II, which was launched in Singapore, Malaysia, the United States, Canada, Indonesia, Thailand and 53 other countries and markets during 2013, and the revenues from Ragnarok Online in China where the game was relaunched in February 2013.

Subscription revenue decreased by 55.0% to KRW 2,446 million (US$ 2,318 thousand) for 2013 from KRW 5,438 million for 2012. The decrease resulted mainly from the significant decrease in revenues from Finding Neverland Online, which the Company ceased offering in July 2013.

Mobile game revenue for 2013 was KRW 14,504 million (US$ 13,745 thousand), representing a 75.6% increase from KRW 8,262 million for 2012. The increase was mostly driven by the revenues from NeoCyon’s mobile game operation service for a third party and the revenues from Ragnarok Online — Uprising: Valkyrie.

Character merchandising and other revenue was KRW 3,264 million (US$ 3,093 thousand) for the 2013, representing a 53.6% decrease from KRW 7,040 million in 2012. The decrease was mostly attributable to decreased revenues from Ragnarok Odyssey, a PS Vita game, which was released in 2012, and the revenues from sales of goods related to mobile phones in 2012, which did not occur in 2013.

Cost of revenues was KRW 30,924 million (US$ 29,305 thousand) for 2013, representing a 7.9% increase from KRW 28,671 million for 2012. The increase in cost of revenues was mainly attributable to increased commission paid mostly related to our service provided to third parties, and for digital storefronts where our mobile games are offered, as well as increased salaries resulting from commercial launch of some of our mobile games and increased number of mobile game developers of

NeoCyon. Such increase was substantially offset by decreased outsourcing fees, which is mostly related to development of online and mobile games, and cost of goods sold associated with sales of goods related to mobile phones in 2012, which did not occur in 2013.

As a result of the foregoing factors, gross profit for 2013 was KRW 11,514 million (US$ 10,911 thousand), representing a 50.5% decrease from KRW 23,280 million for 2012. The gross profit ratio decreased to 27.1% in 2013 from 44.8% in 2012.

Selling, General & Administrative Expenses (“SG&A”)

The Company’s total SG&A decreased 10.2% to KRW 20,242 million (US$ 19,182 thousand) for 2013 compared with KRW 22,552 million for 2012. This decrease in SG&A was mostly attributable to decrease in advertising expenses mainly due to decreased marketing expenses for Ragnarok Online, and for open beta testing and commercial launch of Finding Neverland Online and Ragnarok Online II, which did not occur in 2013.

Based on the foregoing factors, the Company recorded an operating loss of KRW 8,728 million (US$ 8,271 thousand) in 2013, compared to an operating income of KRW 728 million for 2012.

Non-operating Income and Non-operating Expenses

Non-operating income for 2013 was KRW 2,291 million (US$ 2,171 thousand) compared with KRW 3,515 million in 2012 representing a 34.8% decrease, which was primarily due to gain on valuation of equity-method investment in 2012, which did not occur in 2013.

Non-operating expenses for 2013 were KRW 6,309 million (US$ 5,979 thousand), a 59.3% decrease from KRW 15,491 million in 2012, which was due primarily to decreased impairment loss on equity method investments related to Gravity Games Corporation and loss on valuation of equity-method investment.

Loss before income tax for 2013 was KRW 12,746 million (US$ 12,079 thousand), compared with loss before income tax of KRW 11,248 million in 2012.

Gravity recorded a net loss of KRW 17,984 million (US$ 17,042 thousand) for 2013 compared with a net loss of KRW 14,229 million for 2012.

The balance of cash and cash equivalents and short-term financial instruments was KRW 47,725 million (US$ 45,226 thousand) as of December 31, 2013.

Notes:

1) The Company reclassified certain revenue within Mobile games revenue as Character merchandising and other revenue in 2013 as this better represents the nature of the revenue. The same reclassification has been made to 2012 to conform to the presentation of 2013. The reclassification has no effect on the Company’s previously reported total net revenue and other line items on the consolidated financial statements.

2) For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,055.25 to US$1.00, the noon buying rate in effect on December 31, 2013 as quoted by the Federal Reserve Bank of New York.

Exhibit 99.3

2013 Annual Business Report

Table of Contents

1.	Business Overview
(1)	Business Results and Financial Statements for the Past Three Fiscal Years (2011 — 2013)

2.	Company Overview
(1)	Registered Purpose of the Company
(2)	Description of Primary Business
(3)	Problems Confronting the Company
(4)	Business Offices and Game Development Facilities
(5)	Stock
(6)	Debenture
(7)	Major Shareholders
(8)	Investment in Other Companies
(9)	Directors Holding Concurrent Positions
(10)	Material Transactions with Related Parties
(11)	Significant Creditors
(12)	Employees
(13)	Directors and Auditors
(14)	Material Events after the End of Fiscal Year 2013

3.	Non-Consolidated Financial Statements as of and for the fiscal years ended December 31, 2013 and 2012
(1)	Balance Sheets
(2)	Income Statements
(3)	Statements of Disposition of Accumulated Deficit
(4)	Statements of Changes in Equity
(5)	Statements of Cash Flows
(6)	Notes to Non-Consolidated Financial Statements

4.	Consolidated Financial Statements as of and for the fiscal years ended December 31, 2013 and 2012
(1)	Consolidated Balance Sheets
(2)	Consolidated Income Statements
(3)	Consolidated Statements of Changes in Equity
(4)	Consolidated Statements of Cash Flows
(5)	Notes to Consolidated Financial Statements

1. Business Overview

(1)         Business Results and Financial Statements for the Past Three Fiscal Years (2011 — 2013)

(In Korean Won)

Category	2013	2012	2011
Current assets	47,505,633,406	55,717,624,294	61,944,250,781
• Quick assets	47,505,633,406	55,717,624,294	61,944,250,781
Non-current assets	35,940,889,480	48,466,233,817	56,759,120,403
• Investment asset	10,391,266,236	13,658,241,648	21,072,545,640
• Tangible asset	651,534,949	1,007,535,695	1,261,672,069
• Intangible asset	13,573,210,684	19,286,513,607	19,905,123,988
• Other non-current asset	11,324,877,611	14,513,942,867	14,519,778,706
Total assets	83,446,522,886	104,183,858,111	118,703,371,184
Current liabilities	7,914,388,543	8,611,856,040	9,847,425,028
Non-current liabilities	6,725,211,896	8,748,925,892	7,531,044,348
Total liabilities	14,639,600,439	17,360,781,932	17,378,469,376
Common stock	3,474,450,000	3,474,450,000	3,474,450,000
Additional paid-in capital	75,380,209,013	75,380,209,013	75,380,209,013
Retained earnings (Accumulated deficit)	(11,419,602,518)	6,535,090,813	20,833,492,247
Accumulated other comprehensive income and loss	1,371,865,952	1,433,326,353	1,636,750,548
Total equity	68,806,922,447	86,823,076,179	101,324,901,808
Revenues	26,257,395,408	40,104,850,485	40,224,258,623
Operating income (loss)	(7,952,560,429)	200,286,936	8,462,252,055
Income (loss) before income tax	(12,175,488,665)	(10,477,026,633)	7,987,324,201
Net income (loss)	(17,954,693,331)	(14,298,401,434)	14,771,572,441

2. Company Overview

(1)    Registered Purpose of the Company

1)         Software consulting, development and supply

2)         Development and sales of software and CD

3)         Information-technology-related software development

4)         Production, development, distribution, sales and consulting of digital contents, including game software, as well as corresponding licensing

5)         Online network game services

6)         Applied package-related software development

7)         Production and sales of computer programs

8)         Import and export of software

9)         E-commerce

10)  Character development business

11)  Animation business

12)  Real estate leasing

13)  Service-area restaurant business

14)  Media-related business

15)  Printing and publication

16)  Record & video production and distribution

17)  Any other businesses incidental to the above businesses

(2)    Description of Primary Business

Gravity Co., Ltd. (the “Company”) is the developer of Ragnarok Online, an MMORPG, which was launched in August 2002 and is commercially offered in 60 markets worldwide, including Korea, Japan, Taiwan, Southeast Asia, the United States and Europe as of December 31, 2013. Requiem, which was commercially launched in October 2007, is currently serviced worldwide including the United States and Russia. In March 2012, the Company released Ragnarok Online II, which is currently serviced in 60 markets, including the Unites States and Europe as of December 31, 2013.

Having strong global network and success from Ragnarok Online, the Company is expanding its business areas from online game development and publishing to cultural contents business based on various platforms, such as development of games for smartphones, console and IPTV, and animation and game character merchandising.

In addition, in order to strengthen its presence in the overseas markets, the Company has subsidiaries in the United States and Japan, and joint venture companies in France. The Company also has subsidiaries in Korea, such as NeoCyon, Inc. and Gravity Games Corp.

(3)    Problems Confronting the Company

Since the Company operates in a highly competitive industry, the Company is making every effort to enhance its development capacity and to maintain and increase its market share in overseas markets to preserve its competitive advantage.

Due to its high dependence on Ragnarok Online, the Company is in need of diversified revenue structure, global market expansion and new business initiatives for sustainable revenue growth. The Company is doing its best to build its next game line-up through enhancing mobile game business.

(4)    Business Offices and Game Development Facilities

Classification	Location
Head Office	(Nuritkum Square Business Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
Game Development Facilities	(Nuritkum Square R&D Tower) 15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(5)    Stock

1) Total number of shares

(As of December 31, 2013)

Total number of shares authorized	Total number of shares issued	Total number of shares unissued
40,000,000 shares	6,948,900 shares	33,051,100 shares

2)  Type of Stock issued (Par value per share: KRW 500)

(As of December 31, 2013)

Type	Number of shares	Total par value		%
Registered common stock	6,948,900 shares	KRW	3,474,450,000	100%

(6)    Debenture: None.

(7)    Major Shareholders

(As of December 31, 2013)

Shareholder	Shares owned	%	Transaction with the Company
GungHo Online Entertainment, Inc.	4,121,739	59.31	*
Others	2,827,161	40.69	—
Total	6,948,900	100.00	—

* Refer to “(10) Material Transactions with Related Parties.”

(8)    Investment in Other Companies

(As of December 31, 2013)

Companies					Relationship with the Company
Name	Location	Common Stock		Main business	Shares owned	%	Relationship
Gravity Interactive, Inc.	California, US	USD	5,040,000	Gaming Service	100,000	100.00%	Subsidiary
Gravity Entertainment Corp.	Tokyo, Japan	JPY	167,850,000	Animation making/service	1,000	100.00%	Subsidiary
Gravity Middle East & Africa FZ-LLC*	Dubai, U.A.E.	AED	7,800,000	Gaming Service	7,800	100.00%	Subsidiary
NeoCyon, Inc.	Seoul, Korea	KRW	964,005,000	Mobile game development	185,301	96.11%	Subsidiary
Gravity Games Corp.	Seoul, Korea	KRW	1,134,730,000	Online game development	194,035	85.50%	Subsidiary
Gravity EU SAS	Paris, France	EUR	1,000,000	Gaming Service	2,500	25.00%	Joint Venture

* The liquidation of Gravity Middle East & Africa FZ-LLC was in progress as of December 31, 2013.

(9)    Directors Holding Concurrent Positions

Company
Name	Name	Position	Responsibility
Hyun Chul Park	Gravity Co., Ltd.	CEO	Overall management
	NeoCyon, Inc.	Executive Director	Chief Operating Officer
	Gravity Games Corp.	Executive Director	—
Yoshinori Kitamura	Gravity Co., Ltd.	Executive Director	Chief Operating Officer
	Gravity Interactive, Inc.	CEO	Overall management
	Gravity Entertainment Corp.	CEO	Overall management
	NeoCyon, Inc.	CEO	Overall management
	Gravity Games Corp.	Executive Director	—
	Gravity EU SAS	Executive Director	—

(10) Material Transactions with Related Parties

① Sales and purchases

(In thousands of Korean Won)

		2013		2012
Nature	Related companies	Sales	Purchases	Sales	Purchase
Parent company	GungHo Online Entertainment, Inc.	13,073,185	974,019	25,341,971	2,766,976
Subsidiaries	Gravity Interactive, Inc.	1,481,564	1,346	887,986	—
	NeoCyon. Inc.	705,324	1,567,000	1,739,398	1,896,145
	Gravity Games Corp.	153,139	207,525	16,706	288,633
	Gravity CIS Co., Ltd.	—	—	6,950	120,361
Equity-method investee	Ingamba LLC	—	—	137,803	—
	Gravity EU SAS	351,812	—	433,401	—
	Total	15,765,024	2,749,890	28,564,215	5,072,115

② Receivables and Payables

- 2013

(In thousands of Korean Won)

		Receivables			Payables
Nature	Related companies	Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	915,357	—	43,718	278,967	5,445,033
Subsidiaries	Gravity Interactive, Inc.	1,223,146	1,606,650	—	52,894	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon. Inc.	201,918	—	78,189	111,100	117,799
	Gravity Games Corp.	28,361	1,972,000	1,981,541	37,821	33,180
Equity-method investee	Gravity EU SAS	61,879	—	19,356	—	31,414
	Total	2,430,661	3,578,650	2,122,804	480,782	7,447,727

- 2012

(In thousands of Korean Won)

		Receivables			Payables
Nature	Related companies	Accounts receivable	Loans	Other receivable	Accounts payable	Other payable
Parent company	GungHo Online Entertainment, Inc.	2,126,772	—	62,620	563,225	5,892,473
Subsidiaries	Gravity Interactive, Inc.	555,071	1,606,650	3,323	—	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon. Inc.	509,149	—	38,655	290,941	79,243
	Gravity Games Corp.	3,669	1,154,000	2,003,697	—	75,245
Equity-method investee	Gravity EU SAS	147,272	—	19,356	—	106,806
	Total	3,341,933	2,760,650	2,127,651	854,166	7,974,068

(11) Significant Creditors: The Company had no significant creditors as of December 31, 2013.

(12) Employees

(As of December 31, 2013)

Category	Directors & Officers	Developers	Marketing/Operating	Finance/Administration	Total
Employees	9	210	39	36	294

(13) Directors and Auditors

Name	Position	Main work	Transaction with the Company
Hyun Chul Park	CEO	Chief Executive Officer	—
Yoshinori Kitamura	Executive Director	Chief Operating Officer	—
Kazuki Morishita	Executive Director	—	—
Kazuya Sakai	Executive Director	—	—
Jong Gyu Hwang	Independent Director	Member of audit committee	—
Doo Hyun Ryu	Independent Director	Member of audit committee	—
Jung Yoo	Independent Director	Member of audit committee	—

(14) Material Events after the end of fiscal year 2013: N/A

3. Non-Consolidated Financial Statements as of and for the fiscal year ended December 31, 2013 and 2012

(1)                    Balance Sheets

GRAVITY CO., LTD.	(In Korean Won)

	2013		2012
Assets
Current Assets		47,505,633,406		55,717,624,294
Quick assets		47,505,633,406		55,717,624,294
Cash and cash equivalents	23,402,391,895		29,078,231,109
Short-term financial instruments	18,000,000,000		17,500,000,000
Accounts receivable	3,777,634,986		4,645,298,139
Allowance for doubtful accounts	(18,290,031)		(8,715,590)
Short-term loans	893,273,661		254,999,874
Allowance for doubtful accounts	(860,495,832)		(200,000,000)
Other accounts receivable	565,553,353		507,409,890
Allowance for doubtful accounts	(334,984,189)		(256,598,537)
Accrued income	359,668,942		342,863,925
Allowance for doubtful accounts	(115,151,736)		—
Advance payments	1,813,278,112		3,091,968,755
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	304,317,584		449,669,356
Current deferred tax assets	366,000,000		633,000,000
Prepaid income taxes	694,558,607		963,145,295
Refund of income taxes receivable	157,878,054		216,352,078
Non-current Assets		35,940,889,480		48,466,233,817
Investment assets		10,391,266,236		13,658,241,648
Equity method investments	10,377,516,269		11,811,902,502
Long-term available-for-sale securities	—		647,061,335
Long-term loans	3,931,904,135		3,805,927,811
Allowance for doubtful accounts	(3,918,154,168)		(2,606,650,000)
Tangible assets		651,534,949		1,007,535,695
Computer and equipment	6,454,419,316		10,110,035,435
Accumulated depreciation	(5,819,516,561)		(9,147,422,722)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	843,767,187		876,559,441
Accumulated depreciation	(827,134,993)		(833,007,293)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(745,967,319)		(744,596,485)
Intangible assets		13,573,210,684		19,286,513,607
Capitalized R&D cost, net	12,542,369,221		16,992,155,328
Software	864,482,024		1,375,034,002
Other intangible assets, net	166,359,439		919,324,277
Other non-current assets		11,324,877,611		14,513,942,867
Leasehold deposits	1,250,166,550		1,374,231,810
Long-term prepaid expenses	48,666,664		66,666,660
Non-current deferred tax assets	5,728,000,000		8,905,000,000
Other non-current assets	4,298,044,397		4,168,044,397
Total assets		83,446,522,886		104,183,858,111
Liabilities
Current liabilities		7,914,388,543		8,611,856,040
Accounts payable	2,747,370,416		4,094,502,416
Advances received	1,920,365,988		1,920,365,988
Withholdings	131,308,618		148,737,099
Deferred income	2,968,959,784		2,203,565,249
Income tax payable	146,383,737		244,685,288

	2013		2012
Non-current liabilities		6,725,211,896		8,748,925,892
Long-term deferred income	6,475,232,037		8,495,437,880
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	150,979,859		154,488,012
Total liabilities		14,639,600,439		17,360,781,932
Equity
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Capital surplus		75,380,209,013		75,380,209,013
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Accumulated other comprehensive income and loss		1,371,865,952		1,433,326,353
Net accumulated comprehensive income of equity method investees	1,532,202,141		1,484,906,049
Net accumulated comprehensive loss of equity method investees	(160,336,189)		(51,579,696)
Retained earnings (accumulated deficit)		(11,419,602,518)		6,535,090,813
Unappropriated retained earnings (undisposed accumulated deficit)	(11,419,602,518)		6,535,090,813
Total equity		68,806,922,447		86,823,076,179
Total liabilities and equity		83,446,522,886		104,183,858,111

(2)                    Income Statements

GRAVITY CO., LTD.	(In Korean Won)

	2013		2012
Revenues		26,257,395,408		40,104,850,485
Online games-subscription revenue	2,446,493,355		5,437,988,285
Online games-royalties and license fees	22,060,067,331		30,485,995,147
Mobile games	544,160,209		1,511,693,503
Character merchandising, animation and other revenue	1,206,674,513		2,669,173,550
Cost of revenues		20,046,866,670		20,303,476,269
Cost of revenues-games	20,046,866,670		20,303,476,269
Gross profit		6,210,528,738		19,801,374,216
Selling and administrative expenses		14,163,089,167		19,601,087,280
Salaries	4,906,162,523		5,778,272,364
Severance benefits	382,561,480		409,454,270
Employee benefits	821,735,973		977,961,165
Transportation	174,133,984		337,661,961
Entertainment	37,689,239		57,963,948
Communication	87,572,827		82,971,839
Taxes and dues	263,962,950		289,822,610
Depreciation	140,906,865		161,664,102
Rent	743,624,537		929,417,181
Insurance premium	141,256,213		156,260,760
Vehicles maintenance	4,399,000		3,207,100
Freight expenses	1,767,053		3,297,250
Repairs expenses	4,818,000		3,807,600
Training expenses	1,920,000		11,380,001
Books & subscription	7,325,563		17,334,461
Office supplies	29,446,553		36,121,300
Commission paid	2,784,967,695		3,298,959,172
Advertising	526,740,024		4,124,411,894
Research and development	2,798,864,229		2,692,107,705
Bad debt	87,960,093		5,901,168
Amortization on intangible assets	215,274,366		223,109,429
Operating income (loss)		(7,952,560,429)		200,286,936
Non-operating income		2,243,247,967		4,493,589,205
Interest income	1,380,337,408		1,570,694,695
Gain on foreign currency translation	19,784,229		31,568,664
Gain on foreign exchange transactions	465,239,559		406,126,770
Gain on valuation of equity-method investments	—		1,709,803,616
Gain on disposal of property and equipment	1,482,680		7,188,410
Other income	376,404,091		768,207,050
Non-operating expenses		6,466,176,203		15,170,902,774
Other bad debt	2,087,151,736		2,067,279,776
Loss on foreign currency translation	205,682,412		395,764,469
Loss on foreign exchange transactions	577,647,108		764,069,778
Loss on valuation of equity-method investments	2,102,172,982		4,180,478,516
Loss on disposal of securities under equity method	—		333,389,213
Loss on impairment of securities under equity method	70,792,850		6,732,616,544
Loss on disposal of long-term available-for-sale securities	67,834,609		—
Loss on impairment of long-term available-for-sale securities	—		399,404,898
Loss on disposal of intangible assets	—		923,838
Loss on impairment of intangible assets	1,344,119,878		291,094,431
Loss on disposal of other non-current assets	—		5,880,000
Other losses	10,774,628		1,311

	2013	2012
Loss before income tax	(12,175,488,665)	(10,477,026,633)
Income tax expense	5,779,204,666	3,821,374,801
Net loss	(17,954,693,331)	(14,298,401,434)
Loss per share*
Basic and diluted	(2,584)	(2,058)

* Each ADS represents one-fourth of one share of our common stock. Therefore, earnings (loss) per ADS is one-fourth of earnings per share.

(3)                    Statements of Disposition of Accumulated Deficit

GRAVITY CO., LTD.	(In Korean Won)

	2013		2012
	Confirmed disposition date: March 26, 2014		Confirmed appropriation date: March 27, 2013
Accumulated deficit before disposition (retained earnings before appreciation)		11,419,602,518		(6,535,090,813)
Unappropriated retained earnings carried over from prior year	6,535,090,813		20,833,492,247
Net loss	(17,954,693,331)		(14,298,401,434)
Disposition of accumulated deficit		11,419,602,518		—
Transfer from capital surplus	11,419,602,518		—
Undisposed accumulated deficit (unappropriated retained earnings) carried forwards to subsequent year		—		(6,535,090,813)

(4)                    Statements of Changes in Equity

GRAVITY CO., LTD.	(In Korean Won)

	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income and Loss	Retained Earnings	Total
Balance at January 1, 2012	3,474,450,000	75,380,209,013	1,636,750,548	20,833,492,247	101,324,901,808
Net loss	—	—	—	(14,298,401,434)	(14,298,401,434)
Changes in equity-method investees with accumulated comprehensive income	—	—	(151,844,499)	—	(151,844,499)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(51,579,696)	—	(51,579,696)
Balance at December 31, 2012	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	86,823,076,179
Balance at January 1, 2013	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	86,823,076,179
Net loss	—	—	—	(17,954,693,331)	(17,954,693,331)
Changes in equity-method investees with accumulated comprehensive income	—	—	47,296,092	—	47,296,092
Changes in equity-method investees with accumulated comprehensive loss	—	—	(108,756,493)	—	(108,756,493)
Balance at December 31, 2013	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	68,806,922,447

(5)                    Statements of Cash Flows

GRAVITY CO., LTD.	(In Korean Won)

	2013		2012
Cash flows from operating activities		(2,169,269,828)		5,575,999,596
Net loss	(17,954,693,331)		(14,298,401,434)
Addition of expenses not involving cash outflows	12,313,160,868		19,839,438,456
Depreciation	478,006,082		490,034,669
Amortization on intangible assets	5,988,100,766		5,179,797,645
Bad debt	87,960,093		5,901,168
Other bad debt	2,087,151,736		2,067,279,776
Loss on foreign currency translation	87,021,872		152,637,758
Loss on valuation of equity-method investments	2,102,172,982		4,180,478,516
Loss on disposal of securities under equity method	—		333,389,213
Loss on impairment of securities under equity method	70,792,850		6,732,616,544
Loss on disposal of long-term available-for-sale securities	67,834,609		—
Loss on impairment of long-term available-for-sale securities	—		399,404,898
Loss on disposal of intangible assets	—		923,838
Loss on impairment of intangible assets	1,344,119,878		291,094,431
Loss on disposal of other non-current assets	—		5,880,000
Deduction of revenues not involving cash inflows	(21,266,909)		(1,748,560,690)
Gain on foreign currency translation	19,784,229		31,568,664
Gain on valuation of equity-method investments	—		1,709,803,616
Gain on disposal of property and equipment	1,482,680		7,188,410
Changes in assets and liabilities arising from operating activities	3,493,529,544		1,783,523,264
Decrease in trade accounts receivable	780,689,775		2,314,422,600
Decrease (increase) in accounts receivable	(58,152,223)		188,141,724
Increase in accrued income	(16,805,017)		(6,293,686)
Decrease (increase) in advance payments	740,900,327		(580,422,612)
Decrease in prepaid expenses	164,685,108		137,535,960
Decrease in current portion of deferred tax assets	267,000,000		606,000,000
Decrease (increase) in prepaid income taxes	268,586,688		(65,698,687)
Decrease (increase) in refund of income taxes receivable	58,474,024		(28,163,007)
Decrease (increase) in long-term prepaid expenses	(1,333,340)		42,460,171
Decrease (increase) in non-current deferred tax assets	3,177,000,000		(107,000,000)
Increase in other non-current assets	(130,000,000)		—
Decrease in accounts payable	(383,466,305)		(1,044,782,763)
Decrease in withholdings	(17,428,481)		(61,948,058)
Decrease in deferred income	(215,300,056)		(1,638,872,574)
Decrease in income tax payable	(98,301,551)		(67,417,206)
Increase (decrease) in long-term deferred income	(1,039,511,252)		2,085,297,672
Increase in leasehold deposits received	(3,508,153)		10,263,730
Cash flows from investing activities		(3,506,569,386)		(8,238,332,931)
Cash inflows from investing activities	41,099,813,399		31,132,142,574
Proceeds from disposal of short-term financial instruments	39,500,000,000		30,000,000,000
Collection of short-term loans receivable	870,694,331		176,249,892
Proceeds from disposal of short-term available-for-sale securities	—		905,280,000
Proceeds from disposal of long-term available-for-sale securities	579,226,726		—
Collection of long-term loans receivable	23,055,558		12,777,772

	2013		2012
Proceeds from disposal of computer and equipment	1,313,487		4,194,510
Proceeds from disposal of furniture and fixtures	1,458,037		3,006,400
Decrease in leasehold deposits	124,065,260		2,634,000
Proceeds from disposal of other non-current assets	—		28,000,000
Cash outflows from investing activities	(44,606,382,785)		(39,370,475,505)
Increase in short-term financial instruments	40,000,000,000		32,500,000,000
Increase in short-term loans receivable	800,000,000		—
Acquisition of securities under equity method	800,040,000		—
Increase in long-term loans receivable	858,000,000		2,965,600,000
Acquisition of computer and equipment	118,453,272		252,664,561
Acquisition of furniture and fixtures	3,277,808		6,686,000
Increase in development costs	464,919,300		2,080,916,374
Acquisition of software	1,195,901,970		890,657,570
Acquisition of other intangible assets	365,790,435		645,681,000
Increase in leasehold deposits	—		270,000
Acquisition of other non-current assets	—		28,000,000
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Decrease in cash		(5,675,839,214)		(2,662,333,335)
Cash at beginning of year		29,078,231,109		31,740,564,444
Cash at end of year		23,402,391,895		29,078,231,109

(6)   Notes to Non-Consolidated Financial Statements

* For the notes to the non-consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE non-consolidated financial statements as of and for the years ended December 31, 2013 and 2012 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 3, 2014.

3. Consolidated Financial Statements as of and for the fiscal year ended December 31, 2013 and 2012

(1)         Consolidated Balance Sheets

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2013		2012
Assets
Current Assets		57,024,971,668		65,595,030,136
Quick assets		57,024,971,668		65,595,030,136
Cash and cash equivalents	29,724,747,844		35,467,760,770
Short-term financial instruments	18,000,000,000		17,500,000,000
Accounts receivable	6,120,828,372		6,974,173,803
Allowance for doubtful accounts	(18,290,031)		(8,715,590)
Short-term loans	893,273,661		254,999,874
Allowance for doubtful accounts	(860,495,832)		(200,000,000)
Other accounts receivable	716,872,354		518,234,607
Allowance for doubtful accounts	(344,434,189)		(266,048,537)
Accrued income	374,399,353		361,904,336
Allowance for doubtful accounts	(115,151,736)		—
Advance payments	2,022,317,298		3,122,840,851
Allowance for doubtful accounts	(1,500,000,000)		(1,500,000,000)
Prepaid expenses	658,091,014		731,290,937
Current deferred tax assets	474,018,019		1,425,995,882
Prepaid income taxes	699,857,607		996,241,125
Refund of income taxes receivable	178,937,934		216,352,078
Non-current Assets		29,947,263,622		40,838,688,584
Investment assets		1,671,505,922		4,206,205,165
Equity method investments	1,657,755,955		2,359,866,019
Long-term available-for-sale securities	—		647,061,335
Long-term loans	3,931,904,135		3,805,927,811
Allowance for doubtful accounts	(3,918,154,168)		(2,606,650,000)
Tangible assets		912,194,786		1,313,983,034
Computer and equipment	6,682,673,741		10,334,944,860
Accumulated depreciation	(6,011,839,745)		(9,332,515,938)
Vehicles	28,110,738		28,110,738
Accumulated depreciation	(28,110,738)		(28,110,738)
Furniture and fixtures	1,826,251,555		1,737,529,330
Accumulated depreciation	(1,584,890,765)		(1,427,346,052)
Leasehold improvements	745,967,319		745,967,319
Accumulated depreciation	(745,967,319)		(744,596,485)
Intangible assets		13,668,811,418		19,659,547,419
Capitalized R&D cost, net	12,542,369,221		17,387,029,387
Software	960,082,758		1,428,794,140
Other intangible assets, net	166,359,439		843,723,892
Other non-current assets		13,694,751,496		15,658,952,966
Leasehold deposits	1,250,166,550		1,374,231,810
Long-term prepaid expenses	48,666,664		66,834,074
Non-current deferred tax assets	8,095,543,885		9,844,792,685
Other non-current assets	4,300,374,397		4,373,094,397
Total assets		86,972,235,290		106,433,718,720
Liabilities
Current liabilities		10,964,637,877		10,146,253,560
Accounts payable	4,417,582,140		5,350,029,507
Advances received	1,921,398,364		1,921,231,604
Withholdings	201,798,840		325,093,424
Deferred income	4,277,474,796		2,305,213,737
Income tax payable	146,383,737		244,685,288

	2013		2012
Non-current liabilities		6,847,747,407		9,081,822,942
Long-term deferred income	6,715,567,037		8,907,577,454
Asset retirement obligation	99,000,000		99,000,000
Leasehold deposit received	33,180,370		75,245,488
Total liabilities		17,812,385,284		19,228,076,502
Equity
Parent interest		68,806,922,447		86,823,076,179
Common stock		3,474,450,000		3,474,450,000
Common stock	3,474,450,000		3,474,450,000
Consolidated capital surplus		75,380,209,013		75,380,209,013
Additional paid-in capital	73,255,072,627		73,255,072,627
Other capital surplus	2,125,136,386		2,125,136,386
Consolidated accumulated other comprehensive income and loss		1,371,865,952		1,433,326,353
Accumulated comprehensive income of equity method investees	1,532,202,141		1,484,906,049
Accumulated comprehensive loss of equity method investees	(160,336,189)		(51,579,696)
Consolidated retained earnings (consolidated accumulated deficit)		(11,419,602,518)		6,535,090,813
Unappropriated consolidated retained earnings (undisposed consolidated accumulated deficit)	(11,419,602,518)		6,535,090,813
Non-controlling interest in consolidated subsidiary		352,927,559		382,566,039
Total equity		69,159,850,006		87,205,642,218
Total liabilities and equity		86,972,235,290		106,433,718,720

(2)         Consolidated Income Statements

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2013		2012
Revenues		42,437,954,760		51,951,081,797
Online games-subscription revenue	2,446,493,355		5,437,988,285
Online games-royalties and license fees	22,223,575,496		31,211,154,620
Mobile games	14,503,971,352		8,261,501,430
Character merchandising, animation and other revenue	3,263,914,557		7,040,437,462
Cost of revenues		30,924,395,914		28,671,332,710
Cost of revenues-games	30,924,395,914		28,671,332,710
Gross profit		11,513,558,846		23,279,749,087
Selling and administrative expenses		20,241,905,388		22,552,040,578
Salaries	5,704,531,983		6,532,986,229
Severance benefits	441,574,550		487,148,730
Employee benefits	1,009,974,401		1,089,617,936
Transportation	193,168,546		351,749,842
Entertainment	49,853,327		76,824,610
Communication	114,443,477		111,511,374
Taxes and dues	320,844,660		337,989,648
Depreciation	162,468,649		189,676,360
Rent	762,661,536		944,154,805
Insurance premium	141,256,213		156,260,760
Vehicles maintenance	4,887,610		9,423,450
Freight expenses	2,469,053		3,932,250
Repairs expenses	4,818,000		3,807,600
Training expenses	1,920,000		11,380,001
Books & subscription	11,189,337		21,591,561
Office supplies	35,177,522		41,181,741
Commission paid	2,240,534,516		2,595,232,352
Advertising	2,624,032,798		4,366,436,421
Research and development	6,223,318,919		5,134,051,331
Bad debt	87,960,093		5,901,168
Amortization on intangible assets	104,820,198		81,182,409
Operating income (loss)		(8,728,346,542)		727,708,509
Non-operating income		2,291,150,906		3,515,449,105
Interest income	1,526,497,859		1,797,228,669
Gain on foreign currency translation	22,694,283		41,153,170
Gain on foreign exchange transactions	509,829,389		451,668,994
Gain on valuation of equity-method investments	—		492,910,895
Gain on disposal of property and equipment	1,482,680		7,596,428
Other income	230,646,695		724,890,949
Non-operating expenses		6,308,788,648		15,491,596,277
Other bad debt	2,087,151,736		2,076,729,776
Loss on foreign currency translation	207,760,320		562,342,501
Loss on foreign exchange transactions	741,851,401		886,687,416
Loss on valuation of equity-method investments	1,369,896,813		4,180,478,516
Loss on disposal of securities under equity method	—		333,389,213
Loss on impairment of securities under equity method	70,792,850		6,732,616,544
Loss on disposal of long-term available-for-sale securities	67,834,609		—
Loss on impairment of long-term available-for-sale securities	—		399,404,898
Loss on disposal of intangible assets	—		923,838
Loss on impairment of intangible assets	1,741,855,188		291,094,431
Loss on disposal of other non-current assets	—		5,880,000
Other losses	21,645,731		22,049,144

	2013		2012
Loss before income tax		(12,745,984,284)		(11,248,438,663)
Income tax expense		5,238,347,527		2,980,709,700
Net loss		(17,984,331,811)		(14,229,148,363)
Parent interest	(17,954,693,331)		(14,278,401,434)
Minority interest	(29,638,480)		49,253,071
Per share data for parent interest
Loss per share*
Basic and diluted		(2,584)		(2,055)

* Each ADS represents one-fourth of one share of our common stock. Therefore, earnings (loss) per ADS is one-fourth of earnings per share.

(3)         Consolidated Statements of Changes in Equity

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	Capital stock	Consolidated Capital Surplus	Consolidated Accumulated Other Comprehensive Income and Loss	Consolidated Retained Earnings (Accumulated Deficit)	Non-controlling Interest	Total
Balance at January 1, 2012	3,474,450,000	75,380,209,013	1,636,750,548	20,813,492,247	333,312,968	101,638,214,776
Net income (loss)	—	—	—	(14,278,401,434)	49,253,071	(14,229,148,363)
Changes in equity-method investees with accumulated comprehensive income	—	—	(151,844,499)	—	—	(151,844,499)
Changes in equity-method investees with accumulated comprehensive loss	—	—	(51,579,696)	—	—	(51,579,696)
Balance at December 31, 2012	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	382,566,039	87,205,642,218
Balance at January 1, 2013	3,474,450,000	75,380,209,013	1,433,326,353	6,535,090,813	382,566,039	87,205,642,218
Net loss	—	—	—	(17,954,693,331)	(29,638,480)	(17,984,331,811)
Changes in equity-method investees with accumulated comprehensive income	—	—	47,296,092	—	—	47,296,092
Changes in equity-method investees with accumulated comprehensive loss	—	—	(108,756,493)	—	—	(108,756,493)
Balance at December 31, 2013	3,474,450,000	75,380,209,013	1,371,865,952	(11,419,602,518)	352,927,559	69,159,850,006

(4)         Consolidated Statements of Cash Flows

GRAVITY CO., LTD. and a Subsidiary	(In Korean Won)

	2013		2012
Cash flows from operating activities		(2,100,005,973)		5,699,392,626
Net loss	(17,984,331,811)		(14,229,148,363)
Addition of expenses not involving cash outflows	12,223,151,909		20,085,259,849
Depreciation	647,791,405		671,355,233
Amortization on intangible assets	6,061,641,604		5,193,522,943
Bad debt	87,960,093		5,901,168
Other bad debt	2,087,151,736		2,076,729,776
Loss on foreign currency translation	88,227,611		193,963,289
Loss on valuation of equity-method investments	1,369,896,813		4,180,478,516
Loss on impairment of securities under equity method	70,792,850		6,732,616,544
Loss on disposal of securities under equity method	—		333,389,213
Loss on impairment of long-term available-for-sale securities	—		399,404,898
Loss on disposal of intangible assets	—		923,838
Loss on impairment of intangible assets	1,741,855,188		291,094,431
Loss on disposal of long-term available-for-sale securities	67,834,609		—
Loss on disposal of other non-current assets	—		5,880,000
Deduction of revenues not involving cash inflows	(24,176,963)		(538,077,762)
Gain on foreign currency translation	22,694,283		37,570,439
Gain on valuation of equity-method investments	—		492,910,895
Gain on disposal of property and equipment	1,482,680		7,596,428
Changes in assets and liabilities arising from operating activities	3,685,350,892		381,358,902
Decrease in trade accounts receivable	765,215,429		566,077,013
Decrease (increase) in accounts receivable	(198,646,507)		184,456,760
Decrease (increase) in accrued income	(12,495,017)		3,582,342
Decrease (increase) in advance payments	562,733,237		(557,683,664)
Decrease (increase) in prepaid expenses	92,533,259		(19,959,148)
Decrease (increase) in current portion of deferred tax assets	951,977,863		(682,464,840)
Decrease (increase) in prepaid income taxes	263,287,688		(100,522,138)
Decrease in refund of income taxes receivable	70,509,974		121,367,936
Decrease (increase) in long-term prepaid expenses	(1,165,926)		67,754,811
Decrease in non-current portion of deferred tax assets	1,749,248,800		—
Increase in other non-current assets	(130,000,000)		—
Increase in accounts payable	55,395,943		113,844,547
Increase (decrease) in advances received	166,760		(7,247,761)
Increase (decrease) in withholdings	(123,294,584)		71,305,399
Increase (decrease) in deferred income	551,361,894		(1,723,754,505)
Decrease in income tax payable	(98,301,551)		(67,417,206)
Increase (decrease) in long-term deferred income	(771,111,252)		2,434,402,260
Decrease in leasehold deposits received	(42,065,118)		(22,382,904)
Cash flows from investing activities		(3,643,006,953)		(9,529,914,987)
Cash inflows from investing activities	41,341,090,364		31,165,798,178
Proceeds from disposal of short-term financial instruments	39,500,000,000		30,000,000,000
Collection of short-term loans receivable	870,694,331		176,249,892
Proceeds from disposal of short-term available-for-sale securities	—		905,280,000
Proceeds from disposal of long-term available-for-sale securities	579,226,726		—

	2013		2012
Collection of long-term loans receivable	23,055,558		12,777,772
Proceeds from disposal of computer and equipment	1,313,487		4,194,510
Proceeds from disposal of furniture and fixtures	1,458,037		4,015,370
Decrease in leasehold deposits	162,622,225		35,280,634
Decrease in other non-current assets	202,720,000		28,000,000
Cash outflows from investing activities	(44,984,097,317)		(40,695,713,165)
Increase in short-term financial instruments	40,000,000,000		32,500,000,000
Increase in short-term loans receivable	800,000,000		—
Acquisition of securities under equity method	800,040,000		—
Increase in long-term loans receivable	858,000,000		2,965,600,000
Acquisition of computer and equipment	120,603,272		265,153,561
Acquisition of furniture and fixtures	120,968,705		233,853,026
Increase in development costs	580,634,850		2,080,916,374
Acquisition of software	1,299,503,090		1,828,617,570
Acquisition of other intangible assets	365,790,435		760,656,000
Increase of leasehold deposits	38,556,965		32,916,634
Acquisition of other non-current assets	—		28,000,000
Cash flows from financing activities		—		—
Cash inflows from financing activities	—		—
Cash outflows from financing activities	—		—
Decrease in cash		(5,743,012,926)		(3,830,522,361)
Cash at beginning of year		35,467,760,770		39,298,283,131
Cash at end of year		29,724,747,844		35,467,760,770

(5)         Notes to Consolidated Financial Statements

* For the notes to the consolidated financial statements, please refer to the condensed English translation version of the Company’s KAS-NPE consolidated financial statements as of and for the years ended December 31, 2013 and 2012 and the independent auditor’s report to be submitted to the United States Securities and Exchange Commission on Form 6-K on April 3, 2014.